April 9, 2008

Karen Garnett, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Bonds.com Group, Inc. Registration Statement on
Form S-1 (File No. 333-148398)

Dear Ms. Garnett:

On behalf of our client, Bonds.com Group, Inc. (the “Company”), set forth below are responses to your letter of comment dated February 1, 2008 (the “Letter”) relating to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). Please be advised that the Company’s initial filing was made on Form SB-2, but as a result of the adoption by the Securities and Exchange Commission (the “Commission”) of a new system of disclosure, effective February 4, 2008, the Company is filing Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”) as directed in the Commission’s “Small Entity Compliance Guide” prepared by the Commission and dated January 25, 2008 (the “Compliance Guide”). As also provided in the Compliance Guide, the Company has elected to maintain the Form SB-2 disclosure format for the Amendment, which is permitted until August 4, 2008.

The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment. When we have provided language from the Amendment in our responses below, we have marked the language to show changes to the Registration Statement filed on December 28, 2007.

On behalf of the Company, the following are our responses to the Staff's comments:

Ms. Karen Garnett
April 9, 2007

General Comments

1.
We note your disclosure on the cover page that all selling shareholders are underwriters. Consequently, it appears that you are viewing this offering as a primary offering by the selling shareholders on behalf of the issuer. Since you are not eligible to conduct a primary at-the-market offering, please revise your disclosure to clarify that the offering of shares will be made at a fixed price. Refer to Rule 415(a)(4). Alternatively, please provide a detailed analysis of why you believe this is not a primary offering.

RESPONSE:

The Company does not view this offering as a primary offering, but instead a resale of securities by the selling stockholders named in the prospectus. On the cover page of the prospectus contained in the initial filing of the Registration Statement, there is a typographical error which incorrectly states that the selling stockholders and any participating broker-dealers areunderwriters within the meaning of the Securities Act of 1933. The Company has corrected this language in the Amendment so that it now reads as follows:

“The selling stockholders and any participating broker-dealers may be deemed to be“underwriters” within the meaning of the Securities Act of 1933, as amended….”

Rule 4159a)(4), which applies to an “at the market” offering by a registrant, in not applicable to offering of securities covered by the prospectus since the securities are not being offered by or on behalf of the Company, but instead are being offered by more than 60 selling shareholders for their personal accounts. Telephone interpretation #29 relating to Rule 415, from the SEC’s Manual of Publicly available Telephone Interpretations provides that:

“The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.”

It further goes on to state:

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

In this situation, where there over 60 selling shareholders, substantially all of whom are not affiliates of the Company and are not in the business of underwriting securities, a determination that this is a secondary offering and not an offering by or on behalf of the Company is consistent with the Staff’s interpretation in other similar offerings. Please note that the Company has included the language “may be deemed to be underwriters” for the sole reason of addressing prior comments received from the Staff with respect to other resale registrations of a similar nature.

2.
Please review your registration and update your disclosure. For example, and without limitation, we note that your listing symbol has been changed to “BDCG.” Additionally, please update your executive compensation table to provide information for 2007.

RESPONSE:

In response to the Staff's comment, the Company has updated all disclosure in the Registration Statement, where applicable, including, without limitation, updating the Company’s listing symbol and the Executive Compensation section so that all information provided therein is through December 31, 2007, the Company’s most recently completed fiscal year. All of such changes have been marked in the Amendment to assist the Staff in its review.

Ms. Karen Garnett
April 9, 2007

3.
Throughout your registration statement you utilize industry jargon. For example, please provide a better explanation for straight-through processing, primary and redundant connectivity, seamless, and mission-critical solutions. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

RESPONSE:

In response to the Staff's comment, the Company has replaced a significant portion of the industry language contained throughout the document with easier to understand “plain English” or has provided detailed explanations of these terms where they are first used in the prospectus. All of such changes have been marked in the Amendment to assist the Staff in its review.

4.
Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. Clearly mark the specific language in the supporting materials that supports each statement. We note the following as examples only:

•
“The market for qualified personnel has grown more competitive in recent periods as electronic commerce has experienced growth. Domestic and international labor markets have tightened in concert with the continuing recovery in general economic conditions.” Page 20

RESPONSE:

The Company has qualified these statements on Page 17 of the prospectus so that they are now based on the Company’s belief. Such changes have been marked in the Amendment to assist the Staff in its review.

•	Data in the tables on pages 39-44

RESPONSE:

The Company is providing supplemental information herewith to support the information set forth in Table1 (Outstanding U.S. Fixed Income Securities), Table 2 (Average Daily Trading Volume of Fixed Income Securities) and Table 3 (Reporting Holders of U.S. Municipal Securities) and has also updated and corrected information in such tables so that it is consistent with the supplemental information provided. Additionally, the Company removed Table 4 (U.S. Treasury Securities Outstanding) and replaced it with a new Table 4 (U.S. Treasury Securities Issuance) so that it could support this table with up-to-date supplemental information. The Company believes that this information is of equal value to investors in understanding the size of the U.S. Treasury securities market.

Ms. Karen Garnett
April 9, 2007

•
“These regional brokers normally offer limited proprietary securities inventory, limited research and analysis, and often compensate themselves generously by executing trades with significant spreads.” Page 43

RESPONSE:

The Company has qualified certain of these statements on Page 34 of the prospectus so that they are now based on the experience and belief of its management. The Company also has removed the statement referring to the compensation of regional brokers. Such changes have been marked in the Amendment to assist the Staff in its review.

•
“BT Radianz delivers services that provide the ease and reach of the Internet, with the security, reliability, and performance that the financial services industry relies upon to conduct high value business profitably.” Page 50

RESPONSE:

The Company removed this language from the prospectus. This change has been marked in the Amendment to assist the Staff in its review.

•	“Mr. Loughlin was employed by Keane Inc., a leading provider of world-class business and technology consulting services across a spectrum of industries.” Page 57

RESPONSE:

The Company removed the language identified and has replaced it on Page 45 of the prospectus with the following language:

“Mr. Loughlin was employed by Keane Inc., a provider of business and technology consulting services for several industries.”

These changes have been marked in the Amendment to assist the Staff in its review.

Ms. Karen Garnett
April 9, 2007

Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

RESPONSE:

All supplemental documentation provided in support of the industry statistics contained in the prospectus were prepared by the Securities Industry and Financial Markets Association (SIFMA®) and are available at the SIFMA® website at www.sifma.org. The Company has not prepared any other supporting materials in connection with this offering.

5.
We note disclosure on page 21, which indicates that your disclosed trading system has not been subjected to regulation as an alternative trading system under Regulation ATS. Please provide us with a detailed analysis of why you believe your trading system is not subject to Regulation ATS.

RESPONSE:

Within the broad definition under Rule 300 of Regulation ATS, the BondStation trading platform does not constitute a trading market place that disseminates best bid/offer prices to member firms under the auspices of an alternative trading system/market making system.  The BondStation trading platform is solely driven based on the Company’s client selected criteria, wherein the best bid/offer price of specified fixed income securities can be displayed.  These fixed income securities do not represent the entire universe of securities and are based entirely on the feeds received from the various dealers with which the Company has entered into a relationship.  The Company does not represent itself or its trading platform to be an alternative trading system, but instead operates its own proprietary trading platform that is available for use by the Company’s clients.

6.	Please provide the financial statements of IPORussia, Inc. prior to the acquisition of Bonds.com Holdings, Inc. on December 21, 2007. Refer to Item 310(c) of Regulation S-B.

RESPONSE:

These financial statements are not being provided as it has been determined by the Company, with the advice of its independent auditors, that such financial statements are not required as IPORussia, Inc. was a public shell in its earlier filings with the Commission. Messrs. Rakip and Woody of the Staff acknowledged the Company’s position in a telephone conversation with the accounting branch on March 25, 2008.

Ms. Karen Garnett
April 9, 2007

Prospectus Cover Page

7.	In the first paragraph, you indicate that you will not receive any proceeds from this offering. Please disclose that you will receive proceeds from the exercise of warrants.

RESPONSE:

The Company has added language similar to the language already included in USE OF PROCEEDS on Page 22 of the prospectus disclosing that it will receive proceeds from the exercise of the warrants.

RESPONSE:

8.
Item 501(a)(5) of Regulation S-B requires you to highlight the cross-reference to the risk factors section by prominent type or in another manner. Please note that placing this cross-reference in all capital letters impedes its readability. Instead, please highlight this cross reference using, for example, bold-faced and italicized type. Similarly, please revise the text following the cross-reference so that it does not appear in all capital letters.

RESPONSE:

The Company has revised the language identified by the Staff in the manner requested.

Prospectus Summary

Our Company and its Business, page 4

9.	Refer to the first paragraph on page 5. Please revise to state the date of the commercial launch of BondStation and disclose whether it has generated any revenues to date.

RESPONSE:

The Company has updated this language on Page 4 of the prospectus to disclose the commercial launch of BondStation in December 2007 and that it has generated only limited revenues to date.

Ms. Karen Garnett
April 9, 2007

Summary Financial Information, page 8

10.	Please include the combined pro forma operating results and balance sheet information for Bonds.com Group, Inc. for the twelve month period ended December 31, 2006.

RESPONSE:

In accordance with the discussion in the paragraph immediately following, the Summary Financial Information on Page 7 of the prospectus includes information relating to the operating results and balance sheet of Bonds.com Group, Inc., and its consolidated subsidiaries, for the periods covered in the audited financial statements included in the prospectus.

The acquisition of Bonds.com Holdings, Inc. by IPO Russia, Inc. (now known as Bonds.com Group, Inc.) has been recorded in the consolidated financial statements as a reverse merger with Bonds.com Holdings, Inc. as the accounting acquirer. Since Bonds.com Group, Inc. was a public shell company, the acquisition was accounted for as a recapitalization of Bonds.com Group, Inc. By telephone conversation with Kevin Woody, the Accounting Branch Chief and Mark Rakip on March 25, 2008, we expressed the Company’s determination that the inclusion, in the Registration Statement, of financial statements for Bonds.com Group, Inc. for the twelve month period ended December 31, 2006, reporting financial information when it was IPORussia, Inc., a public shell company with no operations and only nominal assets, would add little or no value to an investor’s understanding of the Company on the date of the prospectus. Messrs. Woody and Rakip acknowledged that this determination is consistent with other S-1 Registration Statement filings by operating companies after a “reverse merger” transaction and that the Staff would permit the omission of the pro forma combined financial statements requested in the Staff’s Comment.

Risk Factors, page 9

11.
You state: “The risks described below are not the only ones we will face.” Your disclosure must include all material risks to the company. References to additional risks that are not disclosed is not appropriate. Please revise your disclosure accordingly.

RESPONSE:

The Company has confirmed that the Risk Factors section of the prospectus includes all risks that are material risks to the Company and has therefore removed the language that states that the risks included may not be the only ones that the Company will face.

12.
Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 22 regarding the requirements of being a public company and the risk factor on page 23 regarding the risk of litigation. Alternatively, please revise such risk factors to demonstrate risks specific to you.

Ms. Karen Garnett
April 9, 2007

RESPONSE:

In response to the Staff’s comment, the Company has removed the risk factors identified on pages 22 and 23, as it has been determined that they are generic to any public company and not specific to the Company and its business. Other risk factors have been modified so that they demonstrate risks specific to the Company and its business. These changes have been marked in the Amendment to assist the Staff.

13.
Please review your risk factors and revise to present succinct representations of the risks described. Provide a separate risk factor subheading for each separate risk. For example, the last risk factor on page 14 could be separated into two succinct risk factors.

RESPONSE:

In response to the Staff’s comment the Company has divided the identified risk factor into two separate risk factors by creating a new risk factor on Page 13 of the prospectus titled: Our trading system could experience operational failures which would be extremely detrimental to our business.

We have experienced losses and may incur losses in the future, page 10

14.	Please disclose that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

RESPONSE:

In response to the Staff’s comment the Company has added “going concern” language to the identified risk factor on Page 9 of the prospectus.

Because we have limited operating history…, page 10

15.
Please provide more information regarding the bulleted risks presented in this risk factor. To the extent you discuss these risks elsewhere, please eliminate them from this risk factor. We note, for example, the separate risk factors addressing competition (page 9) and the ability to attract and retain qualified personnel (page 20)

RESPONSE:

In response to the Staff’s comment and upon the Company’s review of all risk factors included in the prospectus, it has determined that all of the bulleted risks set forth in the identified risk factor are discussed in greater detail in other risk factors. Therefore, the Company has removed the bulleted language from this risk factor and has added language referring the reader to the other risk factors.

Ms. Karen Garnett
April 9, 2007

Decreases in trading values in the fixed-income market…, page 11

16.
Please revise to explain what you mean by the phrase “riskless principal mark-ups.” Further, as your current revenue model does not appear to contemplate receiving commissions for trades, please explain why commissions are referenced in this risk factor.

RESPONSE:

In response to the Staff’s comment, the Company has removed the term “riskless principal” and has removed any references to commissions in this risk factor, as well as throughout the prospectus, to the extent that it pertains to compensation received by the Company relating to the trading of fixed income securities.

We are exposed to risks resulting from non-performance…, page 11

17.	Please explain what you mean by the phrase “riskless principal transactions.”

RESPONSE:

Riskless principal transactions are transactions in which a broker locates a bond for a client at another securities firm and holds it only briefly before selling it to the client. Such transactions eliminate the risk associated with holding securities in inventory. Since the Company has determined that some transactions in securities traded on its BondStation platform may not constitute riskless principal transactions, it has removed the specific reference in this risk factor and has applied the risk to all applicable securities transactions. The Company has also revised certain other language in this risk factor to address the Staff’s comments that it provide explanations of certain industry jargon. The revised language appears on Page 10 of the prospectus.

If we experience significant fluctuations in our operating results…, page 12

18.	Please provide more information regarding the bulleted risks presented in this risk factor.

RESPONSE:

After further review, the Company has determined that each of these bulleted risks provide the reader with sufficient information in an easy readable format. The Company has presented these points in this format to comply with the Commission’s “plain English” requirements. The Company believes that each bullet point reflects a basic concept that can be understood without further explanation and that adding additional verbiage would not provide the reader with any significant additional benefit.

Ms. Karen Garnett
April 9, 2007

We depend on third-party suppliers…, page 14

19.
We note the statement that you cannot be certain of the financial viability of your third party suppliers. Please tell us whether you have reason to believe that a third party upon which you rely is having financial problems. If so, please disclose this.

RESPONSE:

In response to the Staff’s comment the Company has added language disclosing that it does not currently have any reason for concern as to the financial viability of any of its third party suppliers.

We may not be able to protect our intellectual property…, page 16

20.
In this risk factor, you state: “The laws of some countries in which we now provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States.” Please disclose the names of the countries in which you operate now.

RESPONSE:

In response to the Staff’s comment the Company has revised the language in this risk factor to more accurately state that it does not currently conduct business outside of the United States, but if it does, in the future, the laws of other countries may not protect intellectual property rights to the same extent as the laws of the United States.

We expect to expand our operations…, page 21

21.	Please provide more information regarding the bulleted risks presented in this risk factor.

RESPONSE:

The Company believes that the reasons set forth in response to comment #18 above apply similarly to the bulleted risks set forth in this risk factor and in an effort to maintain the “plain English” nature of these easy to understand risks, they be maintained in their present form.

Ms. Karen Garnett
April 9, 2007

If the use of electronic trading platforms does not continue to increase…, page 23

22.	The sub-heading and the last sentence of this risk factor suggest that the use of electronic trading platforms has been increasing. Please provide support for this assertion.

RESPONSE:

In response to the Staff’s comment the Company has revised all applicable language in this risk factor on Page 19 of the prospectus so that there is no longer any statement, suggestion or implication that the use of electronic platforms has continued to increase.

Use of Proceeds, page 28

23.	In this section, please disclose how you will use proceeds received from the exercise of warrants.

RESPONSE:

In response to the Staff’s comment the Company has added the following disclosure to the Use of Proceeds section on Page 22 of the prospectus:

“We have not, as of the date of this prospectus, determined specific uses for any proceeds received by us from the exercise of the warrants and, unless specifically identified in the future, will use these proceeds for general working capital purposes.”

Rule 144 Shares, page 29

24.
On page 30 you state: “Persons who are our affiliates hold approximately 77% of the shares.” Please reconcile this statement with disclosure on page 26, which indicates that officers, directors and affiliates hold 74% of outstanding common stock.

RESPONSE:

In response to the Staff’s comment the Company has revised all references to percentage of ownership by affiliates so that it is consistent with the percentage of 74.9% set forth in the table in the section titled Security Ownership of Certain Beneficial Owners and Management on Page 24 of the prospectus.

Ms. Karen Garnett
April 9, 2007

Registration Rights Granted to Former Employees of Holdings, page 32

25.	Please ensure that you file the Separation Agreements and General Releases entered into with the three former employees as exhibits to the registration statement.

RESPONSE:

The Company has determined that since the three former employees identified were not members of the Company’s management and the aggregate of 712,521 shares of common stock held by the three of them represents just slightly more than 1% of the total number of shares of the Company’s common stock currently issued and outstanding, these Separation Agreements and General Releases are not material and therefore are not required to be filed as exhibits to the Registration Statement.

Plan of Operation

General, page 33

26.
In this section you note that you believe you have sufficient capital to fund your business through April 2008 and that you believe that you will be profitable in July 2008. Please revise to clearly state whether you will need to raise additional funds to cover operating expenses between April and the time you become profitable.

RESPONSE:

The Company has updated this language so that it now provides that it believes the Company will first be profitable in January 2009. For the purpose of addressing the Staff’s comment, the Company has added the following language:

“In January 2008 we obtained loans from two of our directors in the aggregate principal amount of $500,000. In order to meet our needs for additional capital until we are profitable we are currently exploring sources of additional equity financing and may also seek additional debt financing from our officers or directors, as available, as well as from others.”

The revised language appears on Page 27 of the prospectus.

Ms. Karen Garnett
April 9, 2007

Business

Reverse Merger, page 36

27.	Please revise the paragraph to disclose the per share exchange ratio of your stock, options, and warrants for the stock, options, and warrants of Holdings.

RESPONSE:

The Company has revised the language in this paragraph at Page 29 of the prospectus to include the information requested in the Staff’s comment.

Overview, page 37

28.
Disclosure in the second paragraph states that through your process, you are normally able to avoid or minimize market risk, carrying cost and hedging expense. As your platform has not been operational for a significant period of time, please explain how you determined this is “normal.”

RESPONSE:

In response to the Staff’s comment the Company has revised the language identified on Page 29 of the prospectus so that it now provides that the Company believes that its process will be able to avoid or minimize market risk, carrying cost and hedging expense.

Corporate Bonds, page 40

29.	Please identify the electronic trading platforms referenced in the second bullet point.

RESPONSE:

The Company has determined that the disclosure provided in bullet points in the section on Corporate Bonds was not necessary for an understanding of these securities and has therefore removed this language from the prospectus.

Ms. Karen Garnett
April 9, 2007

Structured Securities, page 43

30.
Please provide a more detailed description of structured securities. In your description, please avoid highly technical business terminology and instead use clear, plain language. Refer to Rule 421(b) under the Securities Act.

RESPONSE:

In response to the Staff’s comment the Company has added on Page 34 of the prospectus a detailed description of structured securities which is in clear, plain language pursuant to the requirements of Rule 421(b) of the Securities Act.

Strategy, page 44

31.	The risk factor on page 13 indicates that you intend to leverage your trading platform to enter new markets. Please revise to discuss this aspect of your business strategy.

RESPONSE:

In response to the Staff’s comment the Company has reviewed its strategy and has determined that it is not part of its current strategy to leverage its trading platform to enter new markets. Therefore, the Company has revised the language in the risk factor on Page 11 of the prospectus (As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets) in order to provide that this is not part of its current business plan although it may be a strategy that is developed by the Company in the future.

Products and Services, page 44

32.	Refer to the last paragraph on page 44. Please revise to explain the term “bond ladder.”

RESPONSE:

In response to the Staff’s comment the Company has changed the term “bond ladders” to “bond portfolios” which it believes to be a term that will be understood by most readers.

Ms. Karen Garnett
April 9, 2007

33.
Refer to the first paragraph on page 45. Please explain what you mean by the phrase “load balance” and explain how this prevents the failure of a single server from having a significant impact on your clients.

RESPONSE:

In response to the Staff’s comment the Company has replaced the term “load balance” with language that is easier to understand and has also made certain other revisions to the language in this paragraph on Page 35 of the prospectus in order to remove industry jargon.

News and other Content Services, page 46

34.
In this section, you state that you will compile news and information from other sources. Please state whether you have agreements with Bloomberg, Reuters, or other organizations that allow you to post their material and disclose any limitations on your ability to utilize the material. If you have agreements, please file them as exhibits. If you do not have agreements, disclose that fact and indicate whether you intend to obtain their permission to post their material.

RESPONSE:

In response to the Staff’s comment the Company has removed any references to Bloomberg and Reuters in the prospectus. This is based on the Company’s determination that its relationship with Bloomberg and Reuters can be differentiated from the services provided by Briefing.com and Econoday. Whereas, Briefing.com and Econoday provide the Company’s client’s with access to information services, the services provided by Bloomberg and Reuters are limited to the internal use of information by the Company’s employees and neither agreement permits the Company’s clients to access content services. Since either of these relationships could easily be replaced and does not play a material part in the Company’s business the Company believes that this addresses the Staff’s comment and that similarly there is no requirement that either agreement be filed as an exhibit to the Registration Statement.

Private Labeling of BondStation, page 48

35.	In this section, you state: “In certain instances we may discount our mark-ups and/or concessions to select Private Label Partners.” Please disclose under what circumstances this would occur.

Ms. Karen Garnett
April 9, 2007

RESPONSE:

As the Company has not yet identified any Private Label Partners it also has not yet developed a policy for the discounting of mark-ups or concession to Private Label Partners. The Company has added language on Page 38 of the prospectus disclosing this fact.

Pershing, LLC, page 50

36.	Please file your agreement with Pershing as an exhibit to the registration statement or tell us why you believe it is not a material contract.

RESPONSE:

The Company is filing this agreement with the Amendment and is also separately seeking confidential treatment for certain portions of the agreement. The Agreement is Exhibit 10.22.

37.	Please revise to clarify the meaning of the abbreviations “AML” and “OFAC” and briefly explain what is involved in a check upon account applications.

RESPONSE:

These terms have been clarified and additional language has been added on Page 39 of the prospectus to explain the checks made upon account applications.

Intellectual Property, page 53

38.	Please revise the section regarding domain name to explain how you intend to leverage the value of your domain name.

RESPONSE:

In response to the Staff’s comment the Company has revised this disclosure on Page 42 of the prospectus to explain how it intends to realize the value of its bonds.com domain name by using it to direct potential clients to its website without having to incur significant marketing expenditures to do so.

39.
In the section regarding trademarks, please provide information regarding the case, In re CyberFinancial.Net, Inc., in which the Trademark Trial and Appeal Board determined that “bonds.com” is general and therefore not appropriate for registration. Provide similar disclosure in the risk factors section.

Ms. Karen Garnett
April 9, 2007

RESPONSE:

The Company has added language on Page 42 of the prospectus identifying In re CyberFinancial.Net, Inc. and the related disclosure which provides that the Trademark Trial and Appeal Board has previously refused registration of the trademark bonds.com because it was determined to be generic. The Company also has added similar disclosure to the risk factor (Protection of our Bonds.com Domain Name) on Page 15 of the prospectus.

Regulation, page 53

40.
In this section, you state: “Wealth Management is an investment advisor and is also registered with FINRA, SEC, and all states that require registration.” Throughout the rest of the prospectus, you state that Wealth Management is only registered in the state of Florida. Please reconcile these statements.

RESPONSE:

The Company has reviewed this disclosure and has made the appropriate revisions throughout the prospectus so that all statements are consistent. The disclosure now reflects Wealth Management’s registration in Florida is pending and that it has not applied for registration as an investment adviser in any other state or jurisdiction.

Properties and Facilities, page 54

41.	Please discuss how you use each of the properties identified.

RESPONSE:

In response to the Staff’s comment the Company has identified the use of its corporate headquarters in Boca Raton, Florida and its branch office in one of the suites located in Naples Florida. The lease for the Sarasota office expired on March 31, 2008 and the additional two suites in Naples are currently vacant. The additional language can be found on Page 43 of the prospectus.

Significant Employees, page 59

42.	Please revise to disclose Ms. Moore’s employment between July 2002 and September 2003. If she was not employed during this time frame, please so state.

Ms. Karen Garnett
April 9, 2007

RESPONSE:

In response to the Staff’s comment language has been added to Ms. Moore’s biography on Page 45 of the prospectus identifying her as self-employed in the financial mortgage business from July 2002 to September 2003. In addition, the Company has determined that based on Ms. Moore’s responsibilities with Bonds.com, the Company’s broker-dealer subsidiary, she is deemed to be an executive officer of the Company for the purposes of Item 401 of Regulation S-K. Therefore, the disclosure on Ms. Moore included in the prospectus has been moved from significant employee to the section identifying officers and directors of the Company.

Executive Compensation, page 62

43.	Please disclose to whom the option for 237,507 shares of common stock was granted and when the option was granted.

RESPONSE:

This option was granted to a non-executive employee of the Company and therefore the Company is not required to include the name of such employee in the prospectus. The Company revised the disclosure on Page 51 of the prospectus in order to make it clear that such option was granted to a non-executive employee.

Stock Options, page 64

44.
We note that you currently have outstanding options to purchase an aggregate of 1,890,406 shares. Please revise to include the Outstanding Equity Awards at Fiscal Year-End table from Item 402(d) of Regulation S-B or tell us why you believe the table is not applicable.

RESPONSE:

Since the most recent fiscal year end is now December 31, 2007 and there was an option granted to William Bass, an executive officer of the Company in 2007, the Company has included the Outstanding Equity Awards at Fiscal Year-End table from Item 402(d) of Regulation S-B to reflect this option.

Ms. Karen Garnett
April 9, 2007

Certain Relationships and Related Transactions

General, page 65

45.	Please revise to disclose any existing conflicts of interest between Bonds.com Group and its management. Also, describe the types of conflicts that may develop in the future.

RESPONSE:

Upon further review of this disclosure by the Company, it has determined that this language pertains to the policies of the Company prior to the consummation of the “reverse merger” transaction. Additionally, the Company has adopted a Code of Ethics that specifically addresses how officers, directors and employees should address conflicts of interest. A copy of the Code of Ethics was filed as Exhibit 14 to the Company's 2007 Annual Report on Form 10-K. The language on Page 51 of the prospectus also has been revised to provide for accurate disclosure relating to this matter.

46.
In this section, you state: “There may be times when an acquisition opportunity is given to another entity to the disadvantage of the Company’s stockholders and for which there will be no recourse.” Please explain how this comports with management’s fiduciary duty to the shareholders. Please add this information to the risk factor on page 18.

RESPONSE:

The Company has determined that the language identified in the Staff’s comment is not accurate and has therefore removed this language from this paragraph.

Loans from Officers and Directors, page 65

47.
In this section, you describe loans that have been made to you from your officers and directors. The amounts under this section differ from the amounts presented in your financial statements, under Note 8, on page F-14. Please reconcile. Please ensure that all agreements between you and your officers with respect to these loans are filed as exhibits.

RESPONSE:

This section has been significantly revised to update the information through December 31, 2007 and as of the date of the prospectus and now provides on Page 51 of the prospectus that there were no loans from directors, officers or other related parties outstanding at December 31, 2007, which is consistent with the notes to the financial statements included in the prospectus.

Ms. Karen Garnett
April 9, 2007

Outstanding Indebtedness to Keating Investments, page 65

48.
Please revise to describe the services provided by Keating Investments in exchange for the $500,000 advisory fee. Please clarify how these services differ from the services you receive from Vero Management, LLC.

RESPONSE:

The Company has revised this disclosure on Page 51 of the prospectus in order to describe the services provided to the Company in exchange for the advisory fee. This advisory fee is payable to Keating Investments specifically for advisory services provided by it to the Company in connection with the identification of a shell company for purposes of the “reverse merger” transaction and all other matters relating thereto. As now explained in greater detail on Page 52 of the prospectus, Vero Management was engaged by the Company (IPORussia) in March 2007, shortly after KI Equity acquired control of IPORussia, for the purpose of providing general financial and administrative services to IPORussia.

Consulting Services, page 66

49.
Please provide additional details regarding the consulting services agreement with Vero Management. Disclose the date that Vero began providing services, the material terms of the agreement, and the total amount that you paid to Vero in 2007.

RESPONSE:

The Company has revised this disclosure on Page 52 of the prospectus to provide all of the information requested by the Staff.

Indemnification Agreements, page 66

50.
In this section, you note that you will enter into [an] indemnification agreement with each of your officers and directors. If you have entered into any indemnification agreements, please provide them as an exhibit. Please explain how these indemnification agreements will differ from the provisions in your certificate of incorporation.

RESPONSE:

The Company has reviewed this and has determined that it does not currently have any plans to enter into indemnification agreements with its officers and directors. It has therefore removed this language from the prospectus. In the event that the Company determines to enter into such agreements in the future it will include the appropriate disclosure in its filings with the Commission.

Ms. Karen Garnett
April 9, 2007

Lock-Up Agreement, page 66

51.	Please disclose the limited exceptions that would permit the transfer of shares by Messrs. John Barry III and John Barry IV before December 21, 2008.

RESPONSE:

In response to the Staff’s comment the Company has added the information requested.

Bonds.com Holdings, Inc. Financial Statements

Notes to the Consolidated Financial Statements

Note 8 - Notes Payable to Related Parties, page F-14

52.	Please revise footnote [A] to include more timely information regarding the status of these notes payable. Please ensure corresponding changes are made to your interim financial statements.

RESPONSE:

In response to the staff’s comment, the notes to the consolidated financial statements have been revised to provide an updated status of the related party notes payable in Note 19 on Page F-23 of the prospectus. The financial statements presented are as of and for the year ended December 31, 2007 and include information that previously was presented within the caption “subsequent events.”

Note 10 - Stockholders’ Equity, page F-17

53.
In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2006 through the date of your response. Please provide the following information separately for each equity issuance:

•	The date of the transaction;
•	The number of shares/options issued/granted;
•	The exercise price or per share amount paid;
•	Management’s fair market value per share estimate and how the estimate was made;
•	The identity of the recipient, indicating if the recipient was a related party;
•	Nature and terms of concurrent transactions; and
•	The amount of any compensation or interest expense element.

Ms. Karen Garnett
April 9, 2007

RESPONSE:

In response to the Staff’s comment, the Company has provided the requested information by furnishing supplemental information to the Staff addressing each of the bulleted points.

Note 14 - Subsequent Events, page F-22

54.
Please revise your disclosures to include management’s preliminary allocation of the Pedestal Capital Markets, Inc. purchase price. Please ensure that corresponding changes are made to your interim financial information.

RESPONSE:

In response to the Staff’s comment, Note 8 to the consolidated financial statements on Page F-13 of the prospectus includes the preliminary purchase price allocation of the net assets of Pedestal Capital Markets, Inc. for the year ended December 31, 2007.

Condensed Consolidated Statement of Operations, page F-25

55.	Please include comparative financial information for the three and nine month periods ended September 30, 2006

RESPONSE:

The financial statements of Bonds.com Group, Inc. contained in the Amendment includes comparative financial information for the years ended December 31, 2007 and 2006.

Notes to the Condensed Consolidated Financial Statements for the period December 31, 2006 to September 30, 2007 (unaudited)

Note 1 - Description of Business and Summary of Significant Accounting Policies

Basis of Presentation, page F-27

56.	Please revise your disclosures to exclude references to quarterly reports on Form 10-Q.

Ms. Karen Garnett
April 9, 2007

RESPONSE:

The text previously contained in the Basis of Presentation note was included to disclose the Company’s accounting and reporting policies for interim financial statements. The financial statements presented are as of and for the year ended December 31, 2007. In response to the staff’s comment, future interim financial statements will exclude references to quarterly reports on Form 10-Q.

Description of Business, page F-27

57.	Please update your disclosure as to whether operations commenced as expected.

RESPONSE:

In response to the staff’s comment, the Company has updated its disclosure on Page F-7 of the prospectus to disclose that operations commenced in December 2007.

Pro Forma Condensed Consolidated Financial Statements (unaudited)

58.	Please revise to include pro forma condensed consolidated financial statements for the year ended December 31, 2006

RESPONSE:

Please see the Company’s response to Comment #10 above.

Notes to Pro Forma Condensed Consolidated Financial Statements, page F-47

59.
We note the issuance of 1,314,135 shares of Bonds.com Holdings, Inc., wherein you received gross proceeds of $4.35 million. Please reconcile the net amount noted in adjustment two on the pro forma condensed consolidated balance sheet to the amounts that were to be netted against the gross proceeds received from this transaction.

RESPONSE:

In response to the Staff’s comment, the Company has expanded and clarified Note14-Stockholders Equity, to the financial statements on Page F-19 to quantify the offering costs and expenses that were netted against the gross proceeds from the issuance of 8,236,551 shares of Bonds.com Group, Inc. adjusted for a reverse stock split (ratio 1:6.2676504) as result of the “reverse merger” transaction.

Ms. Karen Garnett
April 9, 2007

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

60.	We note Exhibit 2.2, which is a Stock Purchase Agreement dated August 21, 2007. Please revise to describe the sale of securities under this agreement.

RESPONSE:

The transaction covered by the Securities Purchase Agreement relates to the Company’s purchase of its broker-dealer business. Pursuant to this transaction, the Company purchased all of the outstanding securities of Pedestal Capital Markets, Inc. (now Bonds.com, the Company’s broker-dealer subsidiary) for all cash. Therefore, this transaction did not involve the issuance of securities by either the Company or its subsidiary Bonds.com Holdings, Inc. Therefore, there was no sale of securities by the Company which requires disclosure in Item 26.

IPOR, page II-3

61.	Please include a discussion of the shares, options, and warrants issued in the Reverse Merger.

RESPONSE:

In response to the Staff’s comment the Company has added this information on Page II-4 of the prospectus.

Exhibits, page II-11

62.
Disclosure under “Recent Sales of Unregistered Securities” indicates that Holdings has entered into a number of Stock Purchase Agreements. Please file each of these agreements as exhibits to the registration statement or tell us why you believe filing is not required under Item 601 of Regulation S-B.

RESPONSE:

The Company has filed a form of each applicable Stock Purchase Agreement as Exhibits 4.11 through 4.16 to the Registration Statement.

Ms. Karen Garnett
April 9, 2007

63.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

RESPONSE:

We are providing the Staff separately, in paper format, our form of opinion. We will file our opinion with the amendment at acceleration.

Very truly yours,

/s/ Scott M. Miller
Scott M. Miller Enclosures

cc:	Stacey Gorman, Esq.
Mr. Mark Rakip
Mr. Kevin Woody
Mr. Rodger Rees
Mr. Scott Walters, CPA